EXHIBIT 99.04

Clarification of the news report that MOD content provider was angry at Chunghwa’s credibility and claim to sue the company

Date of events: 2017/11/20

Contents:

1.Date of occurrence of the event: 2017/11/17

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: NA

5.Name of the reporting media: Liberty Times Net

6.Content of the report: Taiwan Interaction claimed the Chairman of Chunghwa Telecom had promised to compensate for the loss of revenue sharing but failed to deliver, so it will file a lawsuit.

7.Cause of occurrence: None

8.Countermeasures: The issue is not in legal proceedings. The Company has no comment.

9.Any other matters that need to be specified: Chairman Cheng did not promise to compensate Taiwan Interatciton’s loss of revenue sharing.